

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2024

Jason Murray
Chief Executive Officer
PACS Group, Inc.
262 N. University Ave.
Farmington, UT 84025

      Re: PACS Group, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed March 26, 2024
           File No. 333-277893

Dear Jason Murray:

      We have reviewed your amended registration statement and have the following comments.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 22, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.   Please revise your cover page to clearly note that the offering involves the resale of common stock held by the selling stockholders, Messrs. Murray and Hancock. Include disclosure of the number of shares potentially sold by the selling security holders and the potential impact of the sale on their beneficial ownership.

2.   We note your revised disclosure in response to comments 2 and 7 and reissue the comments. Please revise the cover page to more accurately describe the common stock being sold with this offering, which is impacted by the disparate control the founders have pursuant to the provisions of the charter. The disclosure should make clear that the founders will control the company not merely due to the impact of their beneficial ownership percentages, but due to the provisions in the charter and shareholder agreement that effectively reduce the common stock being offered to no vote stock for so long as the

founders each retain their beneficial ownership. We note the disclosure in the carryover paragraph on pages 53-54. In your revision, please explain the founders' disproportionate board representation and voting rights, including the relevant levels of beneficial ownership at which their rights change and their ability to authorize and issue additional shares of common stock that may be dilutive to the unaffiliated security holders. Also revise to disclose whether, in connection with the company's status as a "controlled company," the company will utilize exemptions to governance rules under NYSE listing standards. Please also highlight this information in the beginning of the summary and summary risk factors, with references to more detailed information in the risk factors and disclosure regarding the company, and revise the Description of Captial Stock, beginning on page 146, accordingly.

Underwriting, page 159

3.   We note your response to comment 9 and reissue the comment in part. Please revise to add appropriate risk factor disclosure regarding the risk to investors from the existence of a "conflict of interest" within the meaning of Rule 5121 of FINRA because affiliates of certain of the underwriters are lenders under your Amended and Restated 2023 Credit Facility and will each receive at least 5% of the net proceeds from the offering in connection with the repayment of amounts outstanding under your Amended and Restated 2023 Credit Facility.

Consolidated Financial Statements
Note 14, Commitments and Contingencies
Insurance Claims, page F-28

4.   We note your response to comment 10. Notwithstanding your response, we continue to believe that such disclosures are necessary to provide readers with an understanding of your insurance claims. Also refer to SAB Topic 5Y for examples of disclosures that may be necessary as well as situations warranting disaggregated disclosures.

        Please contact Jeanne Bennett at 202-551-3606 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Abby Adams at 202-551-6902 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Industrial Applications and
                                    Services

cc: Shayne Kennedy, Esq.